U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 there under

Commission File Number: 000-54582

MySkin, Inc.

(Exact name of registrant as specified in its charter)

California	26-1391338
(State or other jurisdiction of incorporation	(IRS Employer Identification Number)

816 Acoma Street, #1607 Denver, Colorado 80204
(Address of Principal Executive Offices)

(303) 904-9296
(Issuer’s telephone number)

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of MySkin, Inc. (the "Company") as of February 27, 2014, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the change in control of the Company and the addition of a new director.

This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and mailed to the stockholders on or about February 28, 2014.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

INTRODUCTION

On February 27, 2014, NYX Capital Advisors, Inc. (“NYX” or “Seller”) and Paul Enright (“Enright”) (the “Buyer”), entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Seller would sell to the Buyer, and the Buyer would purchase from the Seller, an aggregate of 10,000,000 shares of MySkin, Inc.’s (the “Company”) common stock (the “Shares”), which Shares represent 87.0% of the issued and outstanding shares of the Registrant’s common stock. The closing occurred on February 27, 2014. The Buyer paid $75,000 for the Shares using personal funds.  There are no arrangements or understandings by and among members of either the former or new control persons and their associates with respect to election of directors or other matters of the Company except that Mr. Enright became an officer and director of the Company.

At the Closing of the transaction described above, Marichelle Stoppenhagen resigned as the Company’s Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer, and Paul Enright, age 51, was elected as the Company’s director, President, Chief Financial Officer and Secretary, to serve in such capacities until his successors are duly elected and qualified. Ms. Stoppenhagen resigned as a director and her resignation as director will be effective 10 days after the mailing of this Information Statement to our shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our common stock is the only class of equity security that we have outstanding.  Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

On February 27, 2014, we had 11,505,000 shares of Common Stock issued and outstanding.  The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of February 27, 2014, with respect to each of our officers and directors, all of the directors and executive officers as a group, and any other person known by us to beneficially own more than five percent of our Common Stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class

Directors and Executive Officers:

Paul Enright	10,000,000	86.9%

Marichelle Stoppenhagen(2)	1,000,000	8.7%

All Directors and Executive Officers as a Group (2 individuals)	11,000,000	95.6%

_________________

(1)

All ownership is beneficial and of record, unless otherwise indicated.

(2)

Resignation as a director will be effective on March 10, 2014.

MANAGEMENT

Information concerning our management follows.

Name	Age	Position

Paul D. Enright	51	President, CEO, CFO, Secretary and a Director

Marichelle Stoppenhagen	39	Director (resignation will be effective March 10, 2014)

The following is a brief summary of the background of each officer and director including their principal occupation during the five preceding years.  Neither of these persons is a financial expert as that term is defined by the Securities and Exchange Commission.  All directors will serve until their successors are elected and qualified or until they are removed.

Paul D. Enright, age 51, has been a financial and management consultant for public and private companies for over the last 10 years.  During the past 5 years he has been a consultant to the mining industry working in the areas of financing and property acquisition with a focus on gold and industrial minerals.  He currently serves as President of MSD Gold Mining Corp., a gold exploration and acquisition company located in Ontario, Canada and focusing on properties in Northern Ontario.  He has held this position since August 2012.  From June 2010 until December 2011 he served as a member of the board of directors of Sierra Resource Group, Inc., a publicly-traded mining company.  He founded Marine Exploration, Inc., a publicly-traded company engaged in the business of marine treasure hunting, and he served as its Vice President of Business Development from April 2008 until December 2008, and as President and a director from December 2008 until August 2010.  He resigned as President of Marine Exploration, Inc. in August 2010, but he continued as a director until September 2011.  Mr. Enright filed a petition under Chapter 7 of the Federal Bankruptcy laws in the United States District Court for the District of Colorado and the petition was subsequently discharged later in 2010.  Mr. Enright attended Western State College in 1980 – 1982 and Metro State College in Denver, Colorado from 1982-1983.

Marichelle Stoppenhagen has served as President and Chief Financial Officer of MySkin from December 2007 until February 27, 2014, and she has served as a director since December 2007.  Ms. Stoppenhagen is a Registered Nurse who has nine years of experience in the medspa Industry.  Ms. Stoppenhagen worked for Sona medspa from 2004 until 2007.  Prior to this, Mrs. Stoppenhagen worked as a Registered Nurse at New York University Hospital from 2001 until 2003.  Ms. Stoppenhagen holds a Bachelor of Science in Nursing from Dominican College in New York.

Paul Enright and Marichelle Stoppenhagen are not independent directors as that term is defined in Section 803 of the NYSE MKT Company Guide.

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees.  Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required.  Our Board of Directors believes that the cost associated with such committees has not been justified under our current circumstances.

Our Board believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee.  The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

Our Board of Directors does not currently have a policy for the qualification, identification, evaluation, or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the small size of our Company, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level.  Currently the entire Board decides on nominees.

Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors.  We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws.  The only restrictions are those applicable generally under California law and the federal proxy rules.  The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits.  Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination.  There are no formal criteria for nominees.

Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s code of ethics may be obtained free of charge by contacting the Company at the address or telephone number listed on the cover page hereof.

Communication to the Board of Directors

Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to “the Board of Directors” or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in Denver, Colorado.  Communications addressed to the Board of Directors as a whole will be delivered to each board member.  Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the years ended December 31, 2013 and 2012.  We have not adopted any policy with regard to Board members’ attendance at annual meetings of security holders.  No annual meeting of stockholders was held in 2013 or 2012, as we elected not to conduct the same in order to conserve operating capital.

EXECUTIVE COMPENSATION

Summary Compensation Table

The summary compensation table below shows certain compensation information paid for services rendered in all capacities to us by our principal executive officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during the years ending December 31, 2013 and 2012. Other than as set forth below, no executive officer’s total annual compensation exceeded $100,000 during our last fiscal period.

Summary Compensation Table

Name and Principal Position	Year	Salary(2)	All Other Compensation	Total

Marichelle Stoppenhagen,(1)	2013	$22,500	$ -	$22,500
President and Chief Financial Officer	2012	$27,000	$ -	$27,000

______________

(1)

Marichelle Stoppenhagen, our former President was paid at a rate of $2,500 per month for services rendered for the years ended December 31, 2013 and 2012. As of October 1, 2013, Maria Teresa Agner, M.D. took over responsibility for Ms. Stoppenhagen’s compensation.

(2)

Ms. Stoppenhagen earned a total of $22,500 and $27,000 for the years ended December 31, 2013 and 2012, respectively. Ms. Stoppenhagen was paid a total of $16,500 and $13,500 for the years ended December 31, 2013 and 2012, respectively. This includes all compensation both direct and indirect as well as compensation paid by the Company.

We entered into a consulting agreement with Marichelle Stoppenhagen on December 1, 2007, our former President, whereby she was paid at a rate of $65.00 per hour for services in conjunction with running the operations.  The Consultant was expected to work no less than 40 hours per month on activities related to the Company. The term of the agreement was year to year but may be terminated by giving one month’s notice. This agreement was cancelled in October 2013.

We have not had employment agreements with our officers.  We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our current officers.  We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

None of our directors received any compensation for service as a director during our fiscal year ended December 31, 2013.

Our Board of Directors does not have a “leadership structure” since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

The amount of compensation to be paid to our new President and CEO has not yet been determined.

Certain Relationships and Related Transactions, and Director Independence

Transactions with Officers and Directors

Other than the transactions described below, since January 1, 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and
•

in which any director, executive officer, stockholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

On March 1, 2009, we entered into a Facilities and Management Services Agreement with Maria Teresa Agner, MD, Inc. (“MTA”) a California professional corporation pursuant to which we granted MTA the rights to operate advanced skin services in our current center.  MTA is owned 51% by Maria Teresa Agner, MD and 49% by Marichelle Stoppenhagen, our former president.  As a result, MTA is responsible for hiring all physicians and nurse practitioners who operate in the medspa. Under this agreement, we pay all costs and expenses reasonably related to the provision of our services, including but not limited to office rent, utilities and other occupancy costs, compensation benefits and employment costs associated with all non-licensed personnel, general liability insurance, equipment lease and maintenance costs, advertising and promotion, support personnel and contracted consultants, office supplies, and all such other direct and indirect expenses reasonably incurred by Company respecting the provision of the Management Services for the Practice. MTA, in addition to reimbursement of Management Expenses, a monthly service fee equal to forty percent (40%) of revenue less the cost of goods sold related the revenue, is payable, with a minimum amount of $2,500 per month. Ms. Stoppenhagen, our president, owns a minority interest of MTA. The Company has waived the payment of the minimum amount for the Service Fee. On October 1, 2013, we amended the Facilities and Management Services Agreement whereby (1) MTA would pay all of their own expenses on a go forward basis, (2) all inventory would transferred to MTA, and (3) all liabilities of the Company as of October 1, 2013 would be assumed by MTA. Going forward, the Company would be entitled to a Management Fee of 40% of gross margin which is calculated as total sales minus cost of goods sold.

The profit accrued for management fees by the Company was a total of $42,621 and $32,102 for the years ended 2012 and 2011, respectively. MTA reimbursed the Company for expenses a total of $63,007 and $51,501 for the years ended 2012 and 2011, respectively. As of December 31, 2013, MTA owed the Company $8,862. As of December 31, 2012, the MTA owed the Company $5,398.

Ms. Stoppenhagen was paid a total of $16,500 and $13,500 for the years ended December 31, 2013 and 2012, respectively. This includes all compensation both direct and indirect as well as compensation paid through the Company. As of December 31, 2013, Ms. Stoppenhagen was owed no compensation as MTA was solely responsible for this.

In December 2011, we entered into a Revolving Promissory Note (the “Note”) with Marichelle Stoppenhagen, our president. Under the terms of the Note, Marichelle Stoppenhagen agreed to advance us, from time to time and at the request of the Company, amounts up to an aggregate of $100,000 until December 31, 2013. All advances were to be paid on or before December 31, 2013 and interest was to accrue from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of six percent (6%) per annum, compounded annually. As of December 31, 2013, there was zero owed under the note.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

COMPLIANCE WITH SECTION 16(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such filings furnished to us, we believe that all required filings have been made.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filing are also available to the public from the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

MYSKIN, INC.

Dated:  February 28, 2014

By: /s/ Paul Enright

 Paul Enright, President